Exhibit 99.1

PLASTEC TECHNOLOGIES REPORTS FISCAL 2023 FINANCIAL RESULTS

Hong Kong – April 15, 2024 – Plastec Technologies, Ltd. (OTCBB: PLTYF) (the “Company”) today reported audited financial results for the fiscal 2023 year ended December 31, 2023. See financial tables at the end of this release in Hong Kong dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8.

Current Balance Sheet Highlights

•      $11.1 million in working capital at December 31, 2023, compared to $11.1 million at December 31, 2022.

•      Book value per share was $0.86 at December 31, 2023, compared to $0.86 at December 31, 2022.

Management Comments

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “During 2023, we maintained lean operations, which enabled the Company to sustain its cash position. We continue to explore potential business opportunities.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Alice Zhang, Associate

(212) 836-9610

azhang@equityny.com

Plastec Technologies, Ltd. April 15, 2024	Page 2

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

		Year ended December 31,		Year ended December 31,		Year ended December 31,
		2021		2022		2023
		HK$		HK$		HK$
Revenues		-		-		-

Operating expenses, net
Selling, general and administrative expenses		(2,273)		(3,326)		(3,084)
Other income		-		91		-
Total operating expenses, net		(2,273)		(3,235)		(3,084)

Loss from operations		(2,273)		(3,235)		(3,084)

Interest income		112		917		4,065
(Loss)/profit before income tax expense		(2,161)		(2,318)		981

Income tax expense		(840)		(907)		(1,047)
Net loss attributable to the Company’s shareholders		(3,001)		(3,225)		(66)
Comprehensive loss attributable to the Company’s shareholders		(3,001)		(3,225)		(66)
Net loss per share:

Weighted average number of ordinary shares		12,938,128		12,938,128		12,938,128

Weighted average number of diluted ordinary shares		12,938,128		12,938,128		12,938,128

Basic net loss per share	HK$	(0.23)	HK$	(0.25)	HK$	(0.005)

Diluted net loss per share	HK$	(0.23)	HK$	(0.25)	HK$	(0.005)

Plastec Technologies, Ltd. April 15, 2024	Page 3

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2022	2023
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	95,646	96,303
Deposits, prepayment and other receivables	3,554	4,269
Total current assets	99,200	100,572

Property, plant and equipment, net	-	7
Intangible assets	438	438
Total assets	99,638	101,017
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and accruals	775	1,173
Tax payable	11,933	12,980
Total current liabilities	12,708	14,153

Total liabilities	12,708	14,153

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2022 and 2023, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	60,810	60,744
Total shareholders’ equity	86,930	86,864

Total liabilities and shareholders’ equity	99,638	101,017

Plastec Technologies, Ltd. April 15, 2024	Page 4

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2022	2023
	HK$	HK$	HK$
Operating activities
Net loss	(3,001)	(3,225)	(66)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortisation	60	-	-
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(681)	(423)	(715)
Other payables and accruals	(449)	(345)	398
Tax payables	840	907	1,047
Net cash (used in)/generated from operating activities	(3,231)	(3,086)	664

Investing activity
Purchase of plant and machinery	-	-	(7)
Net cash used in investing activity	-	-	(7)

Financing activity
Dividends paid	(80,734)	-	-
Net cash used in financing activity	(80,734)	-	-

Net (decrease)/increase in cash and cash equivalents	(83,965)	(3,086)	657

Cash and cash equivalents, beginning of year	182,697	98,732	95,646
Cash and cash equivalents, end of year	98,732	95,646	96,303

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	112	917	4,065
Income taxes paid	-	-	-